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FORM OF PLAN OF DISTRIBUTION PURSUANT TO 12b-1               January 2003

Whereas, the Bertolet Capital Trust, organized and existing under laws of Commonwealth of Delaware (the “Trust”), engages in business as an open end management investment company and is registered as such under the Investment Company Act of 1940 ; and

WHEREAS, the Trust is authorized to issue an unlimited number of shares of beneficial interest (the “Shares”), in separate series representing the interests in separate funds of securities and other assets (the “Portfolio”); and

WHEREAS, the Trust offers the following series of such Shares:

The Pinnacle Fund; and

WHEREAS, the Trustees of the Trust as a whole, and the Trustees who are not interested persons of the Trust, as defined by the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan of Distribution Pursuant to Rule 12b-1 (the Plan) or in any agreement relating hereto,  having determined, in exercise of  their reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is reasonable likelihood that the Plan will benefit the Trust and its shareholders, have approved the Plan by votes cast at a meeting called for the purpose of voting hereon; and

NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act, on the following terms and conditions:

1.

Distribution & Servicing Activities. Subject to the supervision of the Trustees, the Trust may, directly or indirectly, engage in any activities primarily intended to result in the sale of Shares of each series of the Trust, which activities may include:

(a)

payments to securities dealers and others in respect of the sale of Shares of each series;

(b)

payment of compensation to and expenses of personnel (including personnel of organizations with which the Trust has entered into agreements related to this Plan) who engage in or support distribution of Shares of each series or who render shareholder support services not otherwise provided by the Trust’s transfer agent, administrator or custodian, including but not limited to, answering questions regarding the Trust, processing shareholder transactions, providing personal services and/or the maintenance of shareholder accounts, providing other shareholder liaison services, responding to shareholder questions, providing information on shareholder investments in each series and providing other shareholder services as the Trust deems appropriate;

(c)

formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotions, tv, radio, newspaper, magazine and others.

(d)

preparation, printing and distribution of sales literature, prospectuses, statements of additional information , and reports for recipients other than existing shareholders; and

(e)

obtaining such information, analyses and reports with respect to marketing and promotional activities as the Trust may deem advisable.

The Trust is authorized to engage in the above activities and in any other activities primarily intended to result in the sale of Shares of each series of the Trust, either directly or through other persons with which the Trust has entered into agreements related to the Plan.

2.  Maximum Expenditures. During the period in which this Plan is effective, the Trust shall pay Bertolet Capital LLC (the “Sponsor”) a monthly fee for distribution and shareholder servicing activities an amount calculated at the rate of 0.25% of the average annual net assets of the Shares of each series of the Trust. The expenditures to be made by the Sponsor on behalf of the Trust pursuant to this Plan and the basis upon which such expenditures will be made shall be reviewed by the Trustees and in no event will the payments made hereunder by the Trust exceed an amount calculated at the rate of 0.25% of the average annual net assets of the Shares of each series of the Trust.  Nor may any such expenditures paid as service fees to any person who sells Shares of any series of the Trust exceed an amount calculated at the rate of 0.25% of the average annual net assets of such Shares.

3. Term and Termination. (a) This Plan shall become effective            , 2003. Unless terminated as herein provided, this Plan shall continue in effect for one year from the date hereof and shall continue in effect for successive periods of one year thereafter, but only so long as each continuance is specifically approved by votes of  a majority of the Trustees as a whole and a majority of  the non interested Trustees, cast in person at meeting called for the purpose of voting on such approval. (b) This Plan may be terminated at any time with respect to any series of the Trust by a vote of a majority of the non interested Trustees or by a vote of the majority of the outstanding voting shares of such series.

4. Amendments. This Plan may not be amended to increase materially the maximum expenditures permitted by Section 2 hereof for any series of the Trust unless such amendment is approved by vote of the majority of the outstanding Shares of such series, as defined in 1940 Act. No material amendment to this Plan shall be made unless approved in the manner provided for annual renewal of this Plan in Section 3 (a) above.

5. Selection and nomination of Trustees. While the Plan is in effect, the selection and nomination of  the non interested Trustees shall be committed to the discretion of such non interested Trustees.

6.

Quarterly Reports. The Treasurer of the Trust shall provide the Trustees with a quarterly written report of all amounts spent pursuant to this Plan and any related agreements and the purposes for which such expenditures were made.

7. Record keeping. The Trust shall preserve copies of this Plan and any related agreements and all subsequent reports for not less than six years from date of this Plan. For the first two years all documents will be maintained in an accessible place.

8.

Limitation of Liability. Any obligations of the Trust hereunder shall not be binding upon any Trustees, officers or shareholders of the Trust personally, but shall bind only the assets and property of the Trust. The execution of this plan has been authorized by Trustees and this Plan has been signed on behalf of the Trust by an authorized officer of the Trust. Neither authorization by the Trustees nor execution by the officer will bind any of them personally but shall bind only the assets and property of the Trust as provided in the Agreement and Declaration of Trust.

IN WITNESS THEREOF, the Trustees of the Trust, including a majority of non interested Trustees, have adopted this Plan at meeting held on       2003 and have directed that the Plan will be implemented as of a future date to be determined by the Board.

Pinnacle Fund

/s/John E. Deysher

John E. Deysher

President